EXOTACAR, INC.

FORM RW (Withdrawal of Information Statement)

Filed 05/27/08

Address	1001 BAYHILL DRIVE, 2ND FLOOR – SUITE 200, SAN BRUNO, CA 94066

Telephone        (650) 616-4123

CIK                 0001373683

SIC Code        7310 – Services-Advertising

EXOTACAR, INC.
1001 BAYHILL DRIVE
2ND FLOOR – SUITE 200
SAN BRUNO, CA  94066

May 27, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Exotacar, Inc.
Information Statement on Form 14C
Filed April 18, 2008
File No. 000-52843

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Exotacar, Inc. (the "Company") hereby requests that the above-referenced information statement on Form 14C, as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on April 18, 2008, and as amended on May 21, 2008, (as amended, and together with all exhibits thereto, the "Information Statement") be withdrawn effective immediately. The Company is seeking withdrawal of the Information Statement because it has made voluntary changes to the information in the document in an effort to provide more comprehensive disclosure.  The Company has not made any changes pursuant to the Information Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1001 Bayhill Drive, 2nd Floor – Suite 200, San Bruno, CA 94066.

If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Jared P. Febbroriello of JPF Securities Law, LLC at 704-897-8334.

Very truly yours,

/s/ René Soullier
René Soullier
President